Chet A. Richardson

Senior Vice President, General Counsel and Chief Administrative Officer

September 18, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Thompson
Accounting Branch Chief
Mail Stop 3561

Re:	Hawaiian Electric Industries, Inc. (File No. 1-08503)
Hawaiian Electric Company, Inc. (File No. 1-04955)
Form 10-K for the year ended December 31, 2008 filed February 27, 2009
Form 8-K filed February 20, 2009
Form 10-Q for the quarter ended June 30, 2009 filed August 7, 2009
Form 8-K filed August 7, 2009

Dear Ms. Thompson,

Pursuant to a conversation between James A. Ajello, Senior Financial Vice President, Treasurer and Chief Financial Officer of Hawaiian Electric Industries, Inc., and Lisa Sellars, Staff Accountant of the SEC, on September 18, 2009, it was established that the new due date for our response to your letter dated September 11, 2009 providing comments on the above referenced filings will be October 9, 2009.

Sincerely,

/s/ Chet A. Richardson
Chet A. Richardson
Senior Vice President, General Counsel
and Chief Administrative Officer